Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

CHANGE OF JOINT COMPANY SECRETARY,

PROCESS AGENT AND AUTHORISED REPRESENTATIVE

AND

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28

AND 8.17 OF THE LISTING RULES

CHANGE OF JOINT COMPANY SECRETARY, PROCESS AGENT AND AUTHORISED REPRESENTATIVE

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, collectively the “Group”) announces that Ms. Mei Ying Ko (“Ms. Ko”) has resigned from the following positions of the Company to devote more time to pursue her personal commitments, with effect from August 28, 2024:

(i)	joint company secretary (the “Joint Company Secretary”);

(ii)	agent for the service of process and notices on behalf of the Company in Hong Kong (the “Process Agent”) as required under Rule 19.05(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”); and

(iii)	authorised representative (“Authorised Representative”) pursuant to Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and Rule 3.05 of the Listing Rules.

The Board further announces that, following the resignation of Ms. Ko, Mr. Wing Yat Christopher Lui (“Mr. Lui”) has been appointed as the Joint Company Secretary, the Process Agent and the Authorised Representative, with effect from August 28, 2024.

Ms. Ko has confirmed that she has no disagreement with the Board and there is no matter relating to her resignation that needs to be brought to the attention of the Stock Exchange and/or the shareholders of the Company.

After the aforesaid changes, Ms. Huaiyuan Liang (“Ms. Liang”) will continue to serve as the other Joint Company Secretary.

The biographical details of Ms. Liang are set out as follows:

Ms. Liang currently serves as the Company’s director of compliance, and her responsibilities mainly cover compliance with listing requirements and corporate governance. Ms. Liang joined the Company in January 2019 and served in various roles across the department of corporate strategy and capital markets of the Company. Ms. Liang received her bachelor’s degree from the Renmin University of China and her master’s degree from Duke University. Ms. Liang holds the Chartered Financial Analyst (CFA) designation and is also a Certified Financial Risk Manager (FRM).

The biographical details of Mr. Lui are set out as follows:

Mr. Lui is currently a senior manager of Company Secretarial Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. He has over 10 years of experience in the corporate secretarial field. He has been working for Tricor Services Limited since October 2011. He has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies.

Mr. Lui is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute (HKCGI) and The Chartered Governance Institute in the United Kingdom. Mr. Lui received his bachelor’s degree of science in economics and statistics from University College London in the United Kingdom in August 2011.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Reference is made to the announcement of the Company dated August 29, 2023 in relation to, among other things, the waiver (the “Waiver”) granted to the Company by the Stock Exchange from strict compliance with the requirements of Rules 3.28 and 8.17 of the Listing Rules in respect of the eligibility of Ms. Liang to act as the Joint Company Secretary for a period from August 29, 2023 to August 28, 2026 (the “Waiver Period”), subject to the conditions that (i) Ms. Liang must be assisted by Ms. Ko during the Waiver Period; and (ii) the Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

In view of Ms. Ko’s resignation and since Ms. Liang does not possess the qualifications of company secretary as required under Rule 3.28 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a new waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules (the “New Waiver”) for a period from the date of the said appointment of Mr. Lui to August 28, 2026 (the “Remaining Waiver Period”) on the conditions that (i) Ms. Liang must be assisted by Mr. Lui during the Remaining Waiver Period; and (ii) the New Waiver could be revoked if there are material breaches of the Listing Rules by the Company. The Stock Exchange may withdraw or change the New Waiver if the Company’s situation changes, and the New Waiver would be revoked immediately if and when Mr. Lui ceases to be the Joint Company Secretary.

The Board wishes to take this opportunity to express its gratitude to Ms. Ko for her contribution during her tenure of office and express its warmest welcome to Mr. Lui for taking up the appointment.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 28, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive Directors.

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